

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2023

Scott McKinney
Chief Financial Officer
Tiptree Inc.
660 Steamboat Road
Greenwich, Connecticut 06830

      Re: Tiptree Inc.
            Form 10-K for Fiscal Year Ended December 31, 2022 Filed March 8, 2023
            File No. 001-33549

Dear Scott McKinney:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Finance